UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06003523

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66046

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sorrento Pacific Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10455 Sorrento Valley Road, Suite 101
(No. and Street)

San Diego, CA 92121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Loraine Wiser (858) 530-4423
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 27 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North, Suite 500, San Diego, CA 92108
(Address) (City) (State) (Zip Code)

PROCESSED
APR 27 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amy Beattie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sorrento Pacific Financial, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JERI L. BITNER
COMM. #1484358
NOTARY PUBLIC • CALIFORNIA
SAN DIEGO COUNTY
Commission Expires Apr. 19, 2008
LS01

Signature

Chief Operating Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SORRENTO PACIFIC FINANCIAL, LLC
ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

SORRENTO PACIFIC FINANCIAL, LLC

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS

Statements of Financial Condition 2
Statements of Operations 3
Statements of Changes in Members' Capital 4
Statements of Changes in Liabilities Subordinated to the Claims of General Creditors 5
Statements of Cash Flows 6
Notes to Financial Statements 7-11

SUPPLEMENTARY SCHEDULES

Computations of Net Capital under Rule 15c3-3 12
Computations of Reserve Requirements pursuant to Rule 15c3-3 13
Information Relating to the Possession or Control Requirements under Rule 15c3-3 14

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL 15-16

PKF
Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Sorrento Pacific Financial, LLC
San Diego, California

We have audited the accompanying statements of financial condition of Sorrento Pacific Financial, LLC (the "Company"), formerly Advanced Financial Solutions, LLC, a California limited liability corporation, as of December 31, 2005 and 2004, and the related statements of operations, changes in members' capital, changes in liabilities subordinated to the claims of general creditors and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sorrento Pacific Financial, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 12 through 14 is presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
February 3, 2006

PKF
Certified Public Accountants
A Professional Corporation

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

ASSETS

	2005	2004
CURRENT ASSETS		
Cash and cash equivalents	$ 340,011	$ 699,893
Receivables from clearing firm	22,280	-
Deposits with clearing organizations	25,000	25,000
Other receivables	442	272
Other assets and deposits	143,494	4,100
Total current assets	531,227	729,265
Property and equipment, net	27,679	1,468
Total assets	$ 558,906	$ 730,733

LIABILITIES AND MEMBERS' CAPITAL

	2005	2004
CURRENT LIABILITIES		
Accounts payable	$ 13,712	$ 16,100
Accrued commissions	37,619	-
Due to affiliate	101	4,141
Other accrued liabilities	9,461	-
Total current liabilities	60,893	20,241
Subordinated notes payable	250,000	-
MEMBERS' CAPITAL	248,013	710,492
Total liabilities and members' capital	$ 558,906	$ 730,733

The accompanying notes are an integral part of these financial statements

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Commissions	$ 119,951	$ -
Marketing assistance	10,000	-
Interest	6,989	272
Other	4,050	-
Total revenues	140,990	272
Expenses:		
Commissions and clearing	102,926	-
Employee compensation and benefits	222,631	91,061
Occupancy	30,061	5,827
Depreciation	3,973	734
Outside services	101,680	111,593
Travel and entertainment	31,184	12,734
Advertising and market development	48,378	23,947
Office supplies and printing	18,427	8,520
Insurance	7,083	3,213
Taxes, licenses, and registration fees	22,907	4,372
Interest and bank charges	2,765	4,781
Other	11,454	2,600
Total expenses	603,469	269,382
Net loss	$ (462,479)	$ (269,110)

The accompanying notes are an integral part of these financial statements

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
For the years ended December 31, 2005 and 2004

	Members' Capital	Accumulated Deficit	Total
Balance at December 31, 2003	$ 26,000	$ (46,398)	$ (20,398)
Capital contributions	1,000,000	-	1,000,000
Net loss	-	(269,110)	(269,110)
Balance at December 31, 2004	1,026,000	(315,508)	710,492
Net loss	-	(462,479)	(462,479)
Balance at December 31, 2005	$ 1,026,000	$ (777,987)	$ 248,013

The accompanying notes are an integral part of these financial statements

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS
For the years ended December 31, 2005 and 2004

Balance at December 31, 2003	$ 150,000
Reductions	(150,000)
Balance at December 31, 2004	-
Additions	250,000
Balance at December 31, 2005	$ 250,000

The accompanying notes are an integral part of these financial statements

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF CASH FLOWS
TO THE CLAIMS OF GENERAL CREDITORS
For the years ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (462,479)	$ (269,110)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	3,973	733
Decrease (increase) in assets:		
Receivables from clearing firm	(22,280)	-
Other receivables	(170)	-
Other assets and deposits	(139,394)	(22,937)
Increase (decrease) in liabilities:		
Accounts payable	(2,388)	2,886
Accrued commissions	37,619	-
Due to affiliate	(4,040)	-
Other accrued liabilities	9,461	10,141
Net cash used in operating activities	(579,698)	(278,287)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(30,184)	(2,201)
Net cash used in investing activities	(30,184)	(2,201)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Notes payable borrowings (repayments)	250,000	(150,000)
Capital contributions	-	1,000,000
Net cash provided by financing activities	250,000	850,000
Net increase in cash and cash equivalents	(359,882)	569,512
Cash and cash equivalents at the beginning of the year	699,893	130,381
Cash and cash equivalents at the end of the year	$ 340,011	$ 699,893
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Taxes	$ 800	$ 800
Interest	$ 2,765	$ 4,781

The accompanying notes are an integral part of these financial statements

NOTE 1 - ORGANIZATION

Sorrento Pacific Financial, LLC (the "Company"), formerly Advanced Financial Solutions, LLC, was incorporated in California on February 19, 2003. The Company formally began doing business on October 10, 2003 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company was considered to be a development stage company through December 31, 2004, however, at year end 2005 the designation no longer applied in that the Company commenced business operations and began generating significant revenues in the third quarter of 2005. The Company provides broker-dealer and investment advisory services exclusively for community banks as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2 - ACCOUNTING POLICIES

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Security transactions and the related commission revenue are recorded on a trade date basis.

Concentration of Credit Risk

The Company maintains cash balances with a financial institution. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any material credit losses from this institution.

Income Taxes

Upon its incorporation the Company elected to be taxed as a Limited Liability Corporation (LLC). Accordingly, revenues and expenses are reported on the members' individual income tax returns, and no provision for federal income taxes is included in the Company's financial statements. The $800 income tax provision represents the California minimum franchise tax paid by the Company in 2005 and 2004.

NOTE 2 - ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Reclassifications

Certain balance sheet and statement of operation balances have been reclassified from prior year to conform to the current year presentation.

Financial Instruments

The carrying values reflected in the statements of financial condition at December 31, 2005 and 2004 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2005 and 2004.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from three to five years. Leasehold improvements are amortized over the life of the lease. Maintenance costs are considered period costs and are expensed when incurred. Property and equipment consists of the following at December 31:

	2005	2004
Furniture and fixtures	$ 7,144	$ -
Phone equipment	6,145	-
Computers and equipment	17,520	2,201
Leasehold improvements	1,577	-
	32,386	2,201
Less: Accumulated depreciation and amortization	4,707	733
Total furniture and equipment, net	$ 27,679	$ 1,468

NOTE 4 - NET CAPITAL REQUIREMENTS

In 2005, after receiving the approval letter from the NASD to commence operations, the Company became subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $250,000 or 6 and 2/3% of aggregated indebtedness (approximately $4,059 at December 31, 2005), whichever is higher. At December 31, 2005, the Company had net capital of $69,879 in excess of the required minimum net capital and the ratio of aggregate indebtedness to net capital was 0.19 to 1.

In 2004, under SEC Rule 15c3-1(a)(2), the Company was required to maintain a minimum net capital of $5,000, and was not permitted to allow its aggregate indebtedness to all other persons to exceed 800% of its net capital. At December 31, 2004, the Company had net capital of $704,153. This was $699,153 in excess of its required net capital at December 31, 2004, with a net capital ratio of 0.03 to 1.

NOTE 5 - DEPOSITS

Deposits consist primarily of deposits with the National Association of Securities Dealers (NASD) and clearing firms.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated liabilities at December 31:

	2005	2004
Subordinated notes payable to members bearing interest at prime, with a floor of 6% per annum, due December 2008	$250,000	$ -

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers. The subordinated liability is added to shareholders' equity and excluded from aggregate indebtedness in computing net capital under Rule 15c3-1 of the Securities Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Prior subordinated notes payable were paid off during the year ended December 31, 2004.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with an affiliate, CUSO Financial Services, LP ("CUSO"). For the year ended December 31, 2005 and December 31, 2004, the Company was charged $33,692 and $59,264, respectively, by CUSO for administrative and consulting expenses. In addition, in 2004, the Company had leased office space from CUSO with a total rent expense of $1,302. In 2005, the Company moved to a new facility and entered into a five year non-cancelable lease agreement with another related party. The lease commenced July 1, 2005 and expires June 30, 2010. Rent expense was $27,547 for the year ended December 31, 2005. Future minimum lease commitments under the non-cancelable operating lease are as follows:

Year Ending December 31,	Total
2006	$ 48,468
2007	48,468
2008	48,468
2009	48,468
2010	24,234
	$ 218,106

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Financial Services Agreement

The Company has a financial services agreement with ICBA Financial Services Corporation ("ICBFS"). Under this agreement the Company provides back office operational and technology support in the areas of retail brokerage, financial planning, and insurance to the members of Independent Community Bankers of America ("ICBA") and ICBFS shall market its products and services and enhance ICBFS's services to Members. The term of this agreement is five years, commencing July 1, 2005 and ending June 30, 2010 with an automatic renewal of an additional five years, unless either party notifies the other of their intent to not renew.

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 9 – EMPLOYEE 401(K) SAVINGS PLAN

The Company has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law. The Company does not make contributions to the Plan.

NOTE 10 – SUBSEQUENT EVENT

On January 26, 2006 the Company received $250,000 from a subordinated note payable due to a Member. The note matures January 31, 2009 and bears interest at prime, with a floor of 6% per annum.

SUPPLEMENTARY INFORMATION

SORRENTO PACIFIC FINANCIAL, LLC
COMPUTATIONS OF NET CAPITAL
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2005 and 2004

	2005	2004
Members' capital	$ 248,013	$ 710,492
Add: liabilities subordinated to the claims of general creditors	250,000	-
Less non-allowable assets:		
Deposits	(143,494)	(4,100)
Other assets	(442)	(271)
Property and equipment	(27,679)	(1,468)
Non-allowable assets	(171,615)	(5,839)
Less: Haircuts	(6,519)	(500)
Net capital	$ 319,879	$ 704,153

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2005	2004
Minimum net capital required (6-2/3% of aggregate indebtedness or $250,000, whichever is greater)	$ 250,000	$ 5,000
Net capital in excess of amount required	$ 69,879	$ 699,153
Aggregate indebtedness	$ 60,893	$ 20,241
Ratio of aggregate indebtedness to net capital	0.19 to 1	0.03 to 1

Note: There are no material differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA as of December 31, 2005 and 2004.

SORRENTO PACIFIC FINANCIAL, LLC
COMPUTATIONS OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
For the years ended December 31, 2005 and 2004

The Company does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

SORRENTO PACIFIC FINANCIAL, LLC
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
For the years ended December 31, 2005 and 2004

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

PKF

Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Sorrento Pacific Financial, LLC
San Diego, California

In planning and performing our audits of the financial statements of Sorrento Pacific Financial, LLC, formerly Advanced Financial Solutions, LLC, as of December 31, 2005 and 2004, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PKF

San Diego, California
February 3, 2006

PKF
Certified Public Accountants
A Professional Corporation